SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Aries Maritime Transport Limited
 (Name of Issuer)

Common Stock, par value $0.01
 (Title of Class of Securities)

G0474B105
(CUSIP Number)

Rocket Marine Inc.
18, Zerva Nap. Str. Glyfada,
166 75 Athens, Greece,
Attention: Gabriel Petridis
+ 30 210 898 3787

copy to

Seward & Kissel LLP
Attention: Gary J. Wolfe, Esq.
One Battery Park Plaza
New York, New York, 10004
(212) 574-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2009
(Date of Event which Requires Filing of This Statement)

If the filing  person has  previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0474B105
1	NAME OF REPORTING PERSON I.R.S Identification No. of Above Persons (Entities Only) Aries Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,563,544 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,563,544 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON CO

(1) Rocket Marine Inc. (“Rocket Marine”), a Marshall Islands corporation, is a wholly-owned indirect subsidiary of Aries Energy Corporation (“Aries Energy”), which is also a Marshall Islands corporation.  As of October 13, 2009, the 17,563,544 shares owned by Rocket Marine (the “Rocket Marine Shares”) are subject to a voting agreement, dated as of September 16, 2009, described below and attached to this Schedule 13D as Exhibit B (the “Voting Agreement”) by and among the Reporting Persons (as defined below) and Grandunion, Inc., a Marshall Islands corporation (“Grandunion”). Pursuant to the Voting Agreement, the controlling persons of Rocket Marine have agreed to cause Rocket Marine to vote the Rocket Marine Shares in accordance with instructions from Grandunion on all matters to be considered and voted upon by the shareholders of Aries Marine Transport Limited (the “Issuer”). The Voting Agreement will remain in effect for so long as any Reporting Person owns any of the Rocket Marine Shares. Each of the Reporting Persons disclaim beneficial ownership of the Rocket Marine Shares except to the extent of their pecuniary interest therein.

(2)  These shares are subject to a lock-up agreement as described below (see Item 6).

CUSIP No. G0474B105
1	NAME OF REPORTING PERSON I.R.S Identification No. of Above Persons (Entities Only) Rocket Marine Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,563,544 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,563,544 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0474B105
1	NAME OF REPORTING PERSON I.R.S Identification No. of Above Persons (Entities Only) Mons S. Bolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,563,544 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,563,544 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0474B105
1	NAME OF REPORTING PERSON I.R.S Identification No. of Above Persons (Entities Only) Captain Gabriel Petridis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,563,544 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,563,544 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0474B105

Explanatory Note:

The Reporting Persons (defined below) previously filed a Schedule 13G pursuant to Rule 13d-1(d).  Because the Reporting Persons have acquired beneficial ownership of more than 2 percent of the securities of the Issuer during the preceding 12 months, the Reporting Persons are filing this Schedule 13D pursuant to Section 13(d) under the Securities and Exchange Act of 1934, as amended (the “Act”) and Rule 13d-1(a) promulgated thereunder.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”) of Aries Maritime Transport Limited, a Bermuda company incorporated in January 2005 (the “Issuer”). The principal executive office of the Issuer is 18 Zerva Nap., Glyfada, Athens 166 75, Greece.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed on behalf of Aries Energy Corporation (“Aries Energy”), Rocket Marine Inc. (“Rocket Marine”), Captain Gabriel Petridis, individually, and as the holder of 50% of the outstanding shares of capital stock of Aries Energy (“Petridis”) and Mons S. Bolin, individually, and as the holder of 50% of the outstanding shares of capital stock of Aries Energy (“Bolin”) (each a “Reporting Person,” and collectively the “Reporting Persons”).

(b) The principal business address for each of the Reporting Persons is 18, Zerva Nap. Str. Glyfada, 166 75 Athens, Greece.

(c) Aries Energy is a holding company for various other companies, including Rocket Marine, involved mainly in the business of ship owning and ship operations.  Rocket Marine is a Marshall Islands corporation whose sole assets consist of shares of the Issuer. Bolin and Petridis are each a director and partner of Aries Energy. The principal business of Aries Energy has been described in this paragraph (c), and the address has been stated in paragraph (b) above.

(d)-(e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Aries Energy and Rocket Marine are Marshall Islands corporations; Bolin is a citizen of Sweden and Petridis is a citizen of Greece.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the Securities Purchase Agreement, dated as of September 16, 2009 (the “Purchase Agreement”), by and between the Issuer and Grandunion Inc. (“Grandunion”), the Issuer and Grandunion completed the transactions contemplated by the Purchase Agreement on October 13, 2009 (the “Closing Date”), with such time of completion hereby deemed the “Closing.”  The Purchase Agreement is filed hereto as Exhibit A and is incorporated herein by reference.

On the Closing Date the Issuer issued 18,977,778 shares of Common Stock, of which 16,311,111 shares were issued to Grandunion (the “Purchased Shares”) and 2,666,667 were transferred to Rocket Marine (the “Transferred Shares”). As consideration for the Purchased Shares, Grandunion contributed to the Issuer 100% of the capital stock of three companies, each owning a capesize vessel.  As consideration for the Transferred Shares, the Reporting Persons have entered into a voting agreement with Grandunion, dated as of September 16, 2009, and effective as of the Closing (the “Voting Agreement”), attached hereto as Exhibit B and incorporated herein by reference. Pursuant to the Voting Agreement, the controlling persons of Rocket Marine have agreed to cause Rocket Marine to vote the 17,563,544 shares of Common Stock of the Issuer owned by Rocket Marine (the “Rocket Marine Shares”) in accordance with instructions from Grandunion on all matters to be considered and voted upon by the shareholders of the Issuer. The Voting Agreement will remain in effect for so long as any of the Reporting Persons own any of the Rocket Marine Shares.

Item 4.  Purpose of Transaction.

The purpose of the transaction is for Grandunion to obtain a controlling stake in the Company, and to provide additional revenue producing assets and additional capital to the Issuer.

Pursuant to the Purchase Agreement, as of the Closing, Jeffrey Owen Parry has resigned as President of the Issuer and Michael Zolotas, the executive director, president and a co-owner of Grandunion was appointed President, Nicholas Fistes, a co-owner of Grandunion, has been appointed Chairman of the Board of Directors of the Issuer and Allan Shaw has been appointed as the Issuer’s Chief Financial Officer.  Prior to the Closing, the Issuer had obtained resignations from the incumbent members of its Board of Directors and increased the size of its Board of Directors from five members to seven.  As of the Closing, the Board of Directors consists of: Nicholas Fistes, Michael Zolotas, Allan Shaw, Masaaki Kosaka, Spyros Gianniotis, Apostolos Tsitsirakis and Panagiotis Skiadas.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons have no current or proposed plans relating to or which could result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of Title I of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)    The Reporting Persons beneficially own Common Shares of the Issuer as follows:

Name	Shares of Common Stock beneficially owned(2)	Sole or Shared Voting Power(2)	Sole or Shared Dispositive Power(2) (3)	% of Total Outstanding Common Stock(1)

Aries Energy	17,563,544	None	Shared	36.6%

Rocket Marine	17,563,544	None	Shared	36.6%

Bolin	17,563,544	None	Shared	36.6%

Petridis	17,563,544	None	Shared	36.6%

(1)  The calculation of the percentage is based on 48,027,155 shares of Common Stock of the Issuer issued and outstanding as of the Closing Date.

(2)  Rocket Marine, is a wholly-owned indirect subsidiary of Aries Energy. As of the Closing, the 17,563,544 shares owned by Rocket Marine (the “Rocket Marine Shares”) are subject to the Voting Agreement as described in Item 3 above, and attached hereto as Exhibit B. Pursuant to the Voting Agreement, the controlling persons of Rocket Marine have agreed to cause Rocket Marine to vote the Rocket Marine Shares in accordance with instructions from Grandunion on all matters to be considered and voted upon by the shareholders of the Issuer. The Voting Agreement will remain in effect for so long as any Reporting Person owns any of the Rocket Marine Shares. Each of the Reporting Persons disclaim beneficial ownership of the Rocket Marine Shares except to the extent of their pecuniary interest therein.

(3)  These shares are subject to a lock-up agreement as described below and attached hereto as Exhibit C.

(c)  No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transactions reported herein.

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Voting Agreement

            See Item 3 and Exhibit B, incorporated herein by reference.

Lock-Up Agreements

    Pursuant to Section 6.1 of the Purchase Agreement, the Reporting Persons have entered into (i) the “Existing Shares Lock Up Agreement” and (ii) the “Transferred Shares Lock Up Agreement.” Pursuant to Section 6.2 of the Purchase Agreement, Grandunion has entered into the “Grandunion Lock Up Agreement.”

    Under the Existing Shares Lock Up Agreement, dated September 16, 2009, by and among the Reporting Persons and Grandunion, effective as of the Closing, the parties agreed not to transfer or dispose of any shares of Common Stock, or any other security of the Issuer that is convertible into, or exercisable or exchangeable for shares of Common Stock or other equity securities of the Issuer or that holds the right to acquire any shares of Common Stock or other equity securities of the Issuer, that is beneficially owned by any of the Reporting Persons prior to the consummation of the transactions contemplated by the Purchase Agreement, without the prior written consent of the Issuer, until December 31, 2011. The Existing Shares Lock Up Agreement is filed hereto as Exhibit D and incorporated herein by reference.

    Under the Transferred Shares Lock Up Agreement, by and among the Reporting Persons and Grandunion, effective as of the Closing, the parties agreed not to transfer or dispose of any of the Transferred Shares, without the prior written consent of the Issuer, until December 31, 2011. The Transferred Shares Lock Up Agreement is filed hereto as Exhibit C and incorporated herein by reference.

    Under the Grandunion Lock Up Agreement, dated September 16, 2009, by and between the Issuer and Grandunion,  effective as of the Closing, Grandunion agreed not to transfer or dispose of the Purchased Shares, without the prior written consent of the Issuer, until December 31, 2011. The Grandunion Lock Up Agreement is filed hereto as Exhibit E and incorporated herein by reference.

    Each of the Transferred Shares Lock Up Agreement, The Existing Shares Lock Up Agreement and the Grandunion Lock Up Agreement contains certain exceptions relating to pledging shares of Common Stock.

    Other than the relationships mentioned above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:	Securities Purchase Agreement, dated as of September 16, 2009, by and among the Issuer and Grandunion.*

Exhibit B:	Voting Agreement, dated as September 16, 2009, by and among the Reporting Persons and Grandunion*

Exhibit C:	Transferred Shares Lock Up Agreement, dated September 16, 2009, by and among Reporting Persons and Grandunion*

Exhibit D:	Existing Shares Lock Up Agreement, dated September 16, 2009, by and among the Reporting Persons and Grandunion*

Exhibit E:	Grandunion Lock Up Agreement, dated September 16, 2009, by and between the Issuer and Grandunion*

Exhibit F:	Agreement between the Reporting Persons to file jointly

____________________________________________________________________________

*Incorporated by reference to the Schedule 13D filed with the Commission under the Issuer’s filings on September 28, 2009.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true, complete and correct.

October 16, 2009

ARIES ENERGY CORPORATION*

By: /s/ Mons S. Bolin
Name: Mons S. Bolin
Title: Director

ROCKET MARINE INC.*

By: /s/Captain Gabriel Petridis
Name: Captain Gabriel Petridis
Title: Director

/s/Mons S. Bolin
Mons S. Bolin*

/s/ Captain Gabriel Petridis
Captain Gabriel Petridis*

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Exhibit F

Joint Filing Agreement

The undersigned agree that this Schedule 13D, dated October 16, 2009, relating to the common stock of Aries Maritime Transport Limited shall be filed on behalf of the undersigned.

ARIES ENERGY CORPORATION

By: /s/ Mons S. Bolin
Name: Mons S. Bolin
Title: Director

ROCKET MARINE INC.

By: /s/Captain Gabriel Petridis
Name: Captain Gabriel Petridis
Title: Director

/s/Mons S. Bolin
Mons S. Bolin

/s/ Captain Gabriel Petridis
Captain Gabriel Petridis

SK 23248 0004 1033154 v2